December 19, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Linda Cvrkel and Rufus Decker

Re:           Citi Trends, Inc.

Form 10-K for the year ended December 31, 2021

Filed April 14, 2022

Form 8-K filed November 29, 2022

File No. 000-51315

Dear Ms. Cvrkel and Mr. Decker:

We hereby respond to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated December 9, 2022 (the “Comment Letter”), to the above referenced filing of Citi Trends, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence).

The Company has the following response to the Staff’s comment in the Comment Letter. For your convenience, we have reproduced in italics below the comment from the Comment Letter with the response following.

Form 8-K filed November 29, 2022

Exhibit 99.1

Reconciliation of GAAP Basis Operating Results to Adjusted Non-GAAP Operating Results

1.	Please reconcile your non-GAAP measures to the most directly comparable GAAP measures without presenting a non-GAAP income statement. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations..

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and confirms that in future filings, it will reconcile its non-GAAP measures to the most directly comparable GAAP measures without presenting a non-GAAP income statement.

If you have any questions, please do not hesitate to contact me at 912-414-6767.

Very truly yours,

/s/ Heather Plutino
Heather Plutino
Chief Financial Officer